UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MAGICJACK VOCALTEC LTD.
(Exact name of registrant as specified in its charter)

Israel	000-27648

(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

12 HAOMANUT STREET, 2nd  FLOOR
POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL 4250445
 (Address of principal executive offices, zip code)

Thomas Helms, (561) 290-5459
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This is the specialized disclosure report on Form SD for magicJack VocalTec, Ltd. and its subsidiaries (collectively, the “Company”, “we” or “our”), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for purposes of this assessment.  For products which contain conflict minerals, registrants must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country.  Numerous terms in this Conflict Minerals Report are defined in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012 and the reader is referred to these materials for such definitions.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Conflict Minerals Disclosure

1.	Company Overview

The Company is a cloud communications leader that is the inventor of the magicJack devices and other magicJack products and services. magicJacks weigh about one ounce and plug into the USB port on a computer or into a power adapter and high speed Internet source, providing users with complete phone service for home, enterprise and while traveling. The Company charges highly competitive rates for the right (the "access right") to access its servers, and the Company's customers then continue to have the ability to obtain free telephone services. The Company also provides additional products and services, which include voice apps on smart phones, as well as the magicJack PLUS, which is a standalone magicJack that has its own CPU and can connect a regular phone directly to the user’s broadband modem/router and function as a standalone phone without using a computer.

The Company is a vertically integrated group of companies. The Company owns a micro processor chip design company, an appserver and session border controller company, a wholesale provider of voice-over-Internet-Protocol (“VoIP”) services, a softphone company, and the developer and provider of the magicJack product line.

2.	Product Overview

The products which are manufactured by the Company’s contract manufacturer contain conflict minerals which are necessary to the functionality or production of those products. magicJack GO and magicJack Express are USB VoIP devices weighing about one ounce and containing a System on a Chip (“SoC”) that connects either to a computer or directly to a broadband modem/router.

The magicJack devices are manufactured in China by a Chinese manufacturer under contract to the Company, Bittel Electronics Co., Ltd.  Some of the components required to manufacture our product are purchased by the Company directly from its suppliers (hereafter “direct suppliers”) and sent to the Company’s contract manufacturer in China.  The remaining components and materials are purchased by Bittel from its own suppliers (hereafter “indirect suppliers”).

3.	Supply Chain Overview

Our supply chain is complex.  There are multiple tiers between our Company and the mines.  Accordingly, we rely on our direct and indirect suppliers to provide information on the origin of the conflict minerals contained in the components used in the magicJack device.  The methods we used to try to determine the origin of conflict minerals in our product included:

•
Conducting Reasonable Country of Origin Inquiry (RCOI) by addressing letters to all of our direct and indirect suppliers explaining the conflict mineral rule.  The letter included three attachments: (i) conflict minerals template letter to be forwarded to the supplier’s suppliers; (ii) the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSi) template to be completed; and (iii) training material explaining how to complete the template;

•
Assigning a conflict minerals project leader to oversee the due diligence process who traveled to China and trained the purchasing, operational and marketing team at Bittel so they could trace their suppliers in accordance with the EICC/GeSi template;

•	Reviewing responses received from suppliers and following up on inconsistent or incomplete responses; and
•	Sending reminders to suppliers who did not respond to our requests.

4.	Reasonable Country of Origin Inquiry Results and Conclusion

We conducted a reasonable country of origin inquiry of our direct and indirect suppliers using the template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSi), known as the Conflict Minerals Reporting Template (the “Template”).

After reviewing all of the responses, we determined that we have no reason to believe that any of the conflict minerals used in the manufacture of our products, may have originated in the DRC or any adjoining country during 2016, all within the meaning of the Rule. We conducted our Reasonable Country of Origin Inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination.

5.	Continued Steps to Mitigate Risk

We intend to take the following steps in order to improve our due diligence process and to further mitigate risk that any conflict minerals in our products could benefit armed groups in the DRC or adjoining countries contributing to human rights violations:

•	Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•	Examine the possibility of including conflict mineral clauses in new or renewed supplier agreements;
•	Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey results; and
•	Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as EICC/GeSI Conflict Free Smelter Program.

6.	Conflict Minerals Policy

Magicjack has a conflict minerals policy which can be found on the Company’s website.

This Conflict Minerals Disclosure is available on the Company's website at: http://www.vocaltec.com/documents.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGICJACK VOCALTEC LTD.

By: /s/ Thomas Fuller
Name: Thomas Fuller
Title: Chief Financial Officer

Date: May 31, 2017